UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EAGLE MATERIALS INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2520779

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2728 N. Harwood, Dallas, Texas	75201

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class to be so registered	which each class is to be registered

Series A Preferred Stock Purchase Rights	New York Stock Exchange
Series B Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:           (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

     On December 19, 2003, subject to stockholder approval and the consummation of a spin-off transaction described below, the Board of Directors (the “Board”) of Eagle Materials Inc., formerly known as Centex Construction Products, Inc. (“EMI”) declared a dividend distribution to its stockholders of record at the close of business on February 6, 2004, of:

•	one preferred stock purchase right for each outstanding share of Common Stock, par value $0.01 per share (the “Common Stock”), that will entitle the registered holder to purchase from EMI one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a purchase price of $140.00 per one one-thousandth (1/1,000) of a share, subject to adjustment (a “Class A Right”); and

•	one preferred stock purchase right for each outstanding share of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock,” and, collectively with the Common Stock, the “Company Common Stock”), that will entitle the registered holder to purchase from EMI one one-thousandth (1/1,000) of a share of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and, collectively with the Series A Preferred Stock, the “Preferred Stock”), at a purchase price of $140.00 per one one-thousandth (1/1,000) of a share, subject to adjustment (a “Class B Right,” and collectively with the Class A Rights, the “Rights”).

The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between EMI and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”). On January 8, 2004, the stockholders approved the Rights Agreement, and on January 30, 2004, the spin-off transaction involving, among other things, (i) the merger between a subsidiary of Centex Corporation and EMI, and (ii) the pro rata distribution by Centex Corporation of all of its approximately 65% equity ownership in EMI to holders of common stock of Centex Corporation was consummated.

     Separation and Distribution of Rights; Exercisablility. Initially, the Class A Rights will be attached to all certificates representing shares of Common Stock then outstanding and the Class B Rights will be attached to all Class B certificates representing shares of Class B Common Stock then outstanding, and no separate Rights certificates will be distributed with respect to either the Class A Rights or the Class B Rights. The Class A Rights will separate from the Common Stock and the Class B Rights will separate from the Class B Common Stock, respectively, upon the earlier of:

•	ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of shares of Common Stock and/or Class B Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class; or

•	ten (10) business days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning shares of Common Stock and/or Class B Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class.

The date the Class A Rights separate from the Common Stock and the Class B Rights separate from the Class B Common Stock is referred to as the “Distribution Date.”

     Until the Distribution Date, (i) the Class A Rights will be evidenced by and transferred with and only with the Common Stock certificates and the Class B Rights will be evidenced by and transferred with and only with the Class B Common Stock certificates, (ii) new Common Stock certificates and new Class B Common Stock certificates issued after February 6, 2004 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Class A Rights associated with the Common Stock represented by those certificates and the surrender for transfer of any certificates for Class B Common Stock outstanding will also constitute the transfer of the Class B Rights associated with the Class B Common Stock represented by those certificates. Pursuant to the Rights Agreement, EMI reserves the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of the applicable series of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 7, 2014, unless earlier redeemed by EMI as described below.

     As soon as practicable after the Distribution Date, separate Class A Rights certificates will be mailed to the holders of record of Common Stock and separate Class B Rights certificates will be mailed to the holders of record of Class B Common Stock as of the close of business on the Distribution Date and, after that, the separate rights certificates will represent the Rights. Except in connection with shares of Common Stock or Class B Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities issued by EMI in the future, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Class A Rights and only shares of Class B Common Stock issued prior to the Distribution Date will be issued with Class B Rights.

     Flip-in Events. Each holder of a Class A Right (other than the Acquiring Person (as such term is defined in the Rights Agreement) and any associate or affiliate thereof) will have the right to receive, upon exercise, Common Stock (or, in some circumstances, cash, property or other securities of EMI) and each holder of a Class B Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, Class B Common Stock (or, in some circumstances, cash, property or other securities of EMI), in each case having a value equal to two times the purchase price of the Class A or Class B Right, as the case may be, if:

•	any person acquires beneficial ownership of shares of Common Stock and/or Class B Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class (except pursuant to specified exceptions, including an offer made for all outstanding shares of Common Stock and Class B Common Stock at a price and upon terms and conditions that the Board determines to be in the best interests of EMI and its stockholders);

•	EMI is the surviving corporation in a merger with an Acquiring Person and neither the Common Stock nor the Class B Common Stock is changed or exchanged; or

•	during the time that there is an Acquiring Person, an event occurs that results in increasing the Acquiring Person’s total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class, by more than 1%.

Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as “Flip-in Events.”

     For example, at a purchase price of $140.00 per Right, each Class A Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $280.00 worth of Common Stock (or other consideration, as noted above) for $140.00 and each Class B Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $280.00 worth of Class B Common Stock (or other consideration, as noted above) for $140.00.

     Flip-over events. At any time following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of shares of Common Stock and/or Class B Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class, each holder of a Class A Right or a Class B Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Class A Right or the Class B Right, as the case may be, if any of the following occur:

•	EMI enters into a merger in which EMI is not the surviving corporation;

•	EMI is the surviving corporation in a merger pursuant to which all or part of either one or both of the outstanding shares of the Common Stock or Class B Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•	more than 50% of the combined assets, cash flow or earning power of EMI and its subsidiaries is sold or transferred (in each case other than some consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of EMI as specified in the Rights Agreement).

The events described in this paragraph are referred to as “Flip-over Events.” Flip-in events and Flip-over events are referred to collectively as “Triggering Events.”

     Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of the applicable series of Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of Preferred Stock;

•	if the holders of the applicable series of Preferred Stock are granted rights, options or warrants to subscribe for the applicable Preferred Stock or securities convertible into the applicable Preferred Stock at less than the current market price of the applicable Preferred Stock; or

•	upon the distribution to holders of the applicable series of Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).

The number of outstanding Rights are also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of the applicable class of Company Common Stock. With some exceptions, no adjustment in the purchase price relating to a Class A Right or a Class B Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Class A Right or the Class B Right.

     No fractional shares of Series A Preferred Stock or Series B Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of the applicable Preferred Stock) and, in lieu of the issuance of fractional shares, EMI may make an adjustment in cash based on the market price of the Series A Preferred Stock or the Series B Preferred Stock, as the case may be, on the trading date immediately prior to the date of exercise.

     Dividend, Liquidation and Redemption Rights of the Preferred Stock. Each share of the applicable series of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $0.001 per share and an aggregate amount of 1,000 times the dividend declared per share of Common Stock or Class B Common Stock, as the case may be (other than stock dividends payable in Common Stock or Class B Common Stock). Upon liquidation, the holders of each series of Preferred Stock will be entitled to the greater of (1) a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and (2) an aggregate payment equal to 1,000 times the payment to be made per share of Common Stock or Class B Common Stock, as the case may be. Each share of the applicable series of Preferred Stock will have 1,000 times the number of votes each share of the Common Stock or Class B Common Stock, as the case may be, has on matters the respective class is entitled to vote on, which will be voted together with the applicable class of Common Stock or Class B Common Stock. Upon any merger, consolidation or other transaction in which shares of Common Stock or Class B Common Stock are converted or exchanged, each share of the applicable series of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock or Class B Common Stock, as the case may be. These rights are protected by customary antidilution provisions.

     At any time, or from time to time, the Board may redeem the outstanding shares of Series A Preferred Stock or Series B Preferred Stock, in whole but not in part, at a cash price per share equal to one hundred five percent (105%) of (i) 1,000 (subject to adjustment) times the average market value of the applicable class of Company Common Stock plus (ii) all accrued and unpaid dividends of the Series A Preferred Stock or the Series B Preferred Stock, as the case may be, as of the redemption date.

     Because of the nature of the dividend, liquidation and voting rights of each series of Preferred Stock, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Class A Right and the value of the one one-thousandth interest in a share of Series B Preferred Stock purchasable upon exercise of each Class B Right, should approximate the value of one share of Common Stock and Class B Common Stock, respectively.

     Exchange of the Rights. At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of shares of Common Stock and/or Class B Common Stock representing, in the aggregate, 50% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class, the Board may, without payment of the purchase price by the holder, exchange the Class A Rights and the Class B Rights, in whole or in part, as follows:

•	one Class A Right (other than the Class A Rights owned by the Acquiring Person or group, which will become void) for one-half the number of shares of Common Stock, one one-thousandths of a share of Series A Preferred Stock or shares or other units of other property for which a Class A Right is exercisable immediately prior to the time of the action of the Board to exchange the Class A Rights; and

•	one Class B Right (other than the Class B Rights owned by the Acquiring Person or group, which will become void) for one-half the number of shares of Class B Common Stock, one one-thousandths of a share of Series B Preferred Stock or shares or other units of other property for which a Class B Right is exercisable immediately prior to the time of the action of the Board to exchange the Class B Rights.

     Redemption of the Rights. At any time until a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of shares of Common Stock and/or Class B Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of Common Stock and Class B Common Stock then outstanding, voting together as a class, EMI may redeem:

•	all, but not less than all, of the Class A Rights at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment); and/or

•	all, but not less than all, of the Class B Rights at a price of $0.001 per Right (payable in cash, shares of Class B Common Stock or other consideration deemed appropriate by the Board and subject to adjustment).

Immediately upon the action of the Board ordering redemption of the Class A Rights and/or the Class B Rights, the applicable Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.

     No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of EMI, including, without limitation, the right to vote or to receive dividends.

     Amendment of the Rights Agreement. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.

     Periodic Review . The Board will appoint a committee (the “TIDE Committee”) that is comprised of at least three (3) directors of EMI who are not officers, employees or affiliates of EMI, to review and evaluate the Rights Agreement, at least every three (3) years or sooner if any person shall become an Acquiring Person, in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of EMI and its stockholders. Following each such review, the TIDE Committee will communicate its conclusions to the full Board, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed. As stated in EMI’s proxy statement, the Board of Directors has committed to review and evaluate the Rights Agreement beginning no later than the second anniversary of the consummation of the reclassification of EMI’s capital stock.

     Certain Anti-takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in EMI in the event of an unsolicited attempt by an acquirer to take over EMI, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of EMI. The Rights have been declared by the Board in order to deter such tactics.

     The Rights are not intended to prevent all takeovers of EMI and will not do so. Since, subject to the restrictions described above, EMI may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.

     The Rights may have the effect of rendering more difficult or discouraging an acquisition of EMI deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire EMI on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2. Exhibits.

1.	Rights Agreement, dated as of February 2, 2004, between Eagle Materials Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1, the form of Certificate of Designation, Preferences and Rights of Series B Preferred Stock as Exhibit 2, the form of Class A Right Certificate as Exhibit 3 and the form of Class B Right Certificate as Exhibit 4.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EAGLE MATERIALS INC.

DATED: February 4, 2004	By: /s/James H. Graass

Name: James H. Graass
Title: Executive Vice President,
General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

1.	Rights Agreement, dated as of February 2, 2004, between Eagle Materials Inc. and Mellon Investor Services LLC, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1, the form of Certificate of Designation, Preferences and Rights of Series B Preferred Stock as Exhibit 2, the form of Class A Right Certificate as Exhibit 3 and the form of Class B Right Certificate as Exhibit 4.